Filed by Baker Hughes Incorporated
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: BJ Services Company
Commission File No: 001-10570

In connection with the proposed merger, Baker Hughes Incorporated (“Baker Hughes”) will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Baker Hughes and BJ Services Company (“BJ Services”) that also will constitute a prospectus of Baker Hughes regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING BAKER HUGHES, BJ SERVICES AND THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Baker Hughes and BJ Services seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC’s web site at www.sec.gov.
The joint proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained from Baker Hughes for free (when available) from Baker Hughes’ web site at www.bakerhughes.com/investor or by directing a request to: Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, TX 77019, Attention: Corporate Secretary, or by phone at (713) 439-8600. The joint proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained from BJ Services for free (when available) from BJ Services’ web site at www.bjservices.com or by directing a request to: BJ Services Company, P.O. Box 4442, Houston, Texas 77210-4442, Attention: Investor Relations, or by phone at (713) 462-4239.
Baker Hughes, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Baker Hughes’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction will be contained in the joint proxy statement/prospectus when it is filed with the SEC.
BJ Services, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from BJ Services’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction will be contained in the joint proxy statement/prospectus when it is filed with the SEC.
Except for the historical information set forth in this document, the matters discussed in this document are forward-looking statements that involve certain assumptions and known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Baker Hughes and BJ Services, including expected future financial and operating results, anticipated accretion to Baker Hughes’ earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company’s plans, market and other expectations, objectives, intentions and other statements that are not historical facts.
The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval of the merger agreement by the stockholders of both parties; the risk that the cost savings and any other synergies from the transaction may not be realized or take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; the outcome of pending litigation; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Baker Hughes’ and BJ Services’ filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Except as required by law, neither Baker Hughes nor BJ Services intends to update or revise statements contained in these materials based on new information, future events or otherwise.

Integration Update
October 9, 2009
Welcome
We are pleased to issue our inaugural Baker Hughes/BJ Services Integration Update from the newly appointed Integration Program Office (IPO), led by Andy O’Donnell, Baker Hughes president, Western Hemisphere, and Dave Dunlap, BJ Services chief operating officer. Reporting to both Dave and Andy will be Don Prejean, Baker Hughes, vice president finance — US Land, who will manage the IPO efforts. Twice a month, the IPO team plans to communicate with employees of both companies on the progress of the pending merger and answer questions appropriate at each stage of the combination.
The Integration Process
It is important that we all understand this is a complex process with many stakeholders, including: employees; domestic and international government regulatory agencies; stockholders; investment communities; and boards of directors. Information will be shared via these regular updates and other communication vehicles as the merger progresses.
How do we intend to manage the merger process? First, an Integration Steering Committee (ISC) has been established and includes key decision makers Chad Deaton, Baker Hughes chief executive officer, Bill Stewart, BJ Services chief executive officer, Peter Ragauss, Baker Hughes chief financial officer, Jeff Smith, BJ Services chief financial officer, and Derek Mathieson, Baker Hughes president, products and technology. This steering committee will oversee the IPO and make legally permitted critical strategic decisions.
Integration Principles
Several key principles will help guide this process. For example, the IPO is the central coordinating body for the integration process. All decisions related to this merger will be made by either the IPO or ISC. Also, all inter-company contacts must be pre-approved by the IPO. Please remember that data requests should go through the IPO to ensure compliance and alignment. Additionally, all meetings between Baker Hughes and BJ Services should be pre-disclosed to legal counsel.

Integration Task Forces
Finally, to further enable this integration process, we are appointing several task forces and respective leaders, who will to help coordinate the merger process through the IPO. Employees of both companies will be key to the success of these task forces. Some of the task force teams are listed below; additional teams will be created and announced at a later date.
▪	BJ Services
o	Finance — to be named

o	Human Resources — Susan Hill and John Janousek
▪	Baker Hughes
o	Finance — Louis Coale

o	Compliance- C.E. Rhodes

o	Human Resources — Samar El Mnhrawy
Employment, Compensation and Benefits
Obviously, some of the primary questions from both Baker Hughes and BJ Services employees involve employment, compensation and benefits. No decisions have been made because the new organization has yet to be designed. The combined organization will be designed in the coming months and we are committed to communicating meaningful information as it is available.
A Winning Combination
One concept we want to share is the broad people selection principles that will govern this process. To build the strong company we envision, we will endeavor to select the best people. Chad Deaton has committed to a fair selection process that is transparent to both organizations and ensures that the best people will be selected. The winning combination will include the best people from both companies.
For Additional Information
We hope this brief update answers some of your questions and effectively outlines the guiding principles for the merger process. All communications regarding the merger will be available on the transition website www.premieroilservices.com. Frequently Asked Questions for both company’s employees will be posted shortly. It is important that we all continue to focus on ways to help both companies be even more successful and to do so in a safe and healthy manner.

/s/ Andy O’ Donnell Andy O’ Donnell	/s/ Dave Dunlap Dave Dunlap

Forward-Looking Statements
Information set forth in this document (and all oral statements made regarding the subjects of this document) contain “forward-looking statements” (as defined in Section 21E of the Securities Exchange Act of 1934, as amended), which reflect Baker Hughes’ and BJ Services’ expectations regarding future events. The forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those contained in the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Baker Hughes and BJ Services, including future financial and operating results, accretion to Baker Hughes’ earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company’s plans, market and other expectations, objectives, intentions and other statements that are not historical facts.
The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval of the merger agreement by the stockholders of both parties; the risk that the cost savings and any other synergies from the transaction may not be realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses, unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; the outcome of pending litigation; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Baker Hughes’ and BJ Services’ filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s web site http://www.sec.gov. Baker Hughes and BJ Services disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.
Additional Information and Where to Find It
Baker Hughes and BJ Services will file a joint proxy statement/prospectus and other documents with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING BAKER HUGHES, BJ SERVICES AND THE ACQUISITION. A definitive joint proxy statement/prospectus will be sent to security holders of Baker Hughes and BJ Services seeking their approval of the acquisition. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC’s web site at www.sec.gov. The proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained for free from Baker Hughes by accessing Baker Hughes’ website at www.bakerhughes.com/investor. The proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained for free from BJ Services by accessing BJ Services’ website at www.bjservices.com.
Participants in the Solicitation
Baker Hughes, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Baker Hughes’ stockholders in connection with the acquisition. Information regarding such persons and a description of their interests in the acquisition will be contained in the joint proxy statement/prospectus when it is filed.
BJ Services, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from BJ Services’ stockholders in connection with the acquisition. Information regarding such persons and a description of their interests in the acquisition will be contained in the joint proxy statement/prospectus when it is filed.